SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     (Amendment No. 3)*

NAME OF ISSUER:   ACORN VENTURE CAPITAL CORPORATION

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  004907101000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:
     Marian E. Gustafson
     100 Park Avenue, 23rd Floor
     New York, New York 10017
     (212) 481-9500

DATE OF EVENT WHICH REQUIRES FILING:  June 17, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be note deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  004907101000

1.   NAME OF REPORTING PERSON:  Edward N. Epstein

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)           (b)  x

3.   (SEC USE ONLY)

4.   SOURCE OF FUNDS:  PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

7.   SOLE VOTING POWER:  957,500

8.   SHARED VOTING POWER:   -0-

9.   SOLE DISPOSITIVE POWER:  957,500

10.  SHARED DISPOSITIVE POWER:  -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  957,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes  x      No

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             16.9%

14.  TYPE OF REPORTING PERSON:  IN

ITEM 1.  SECURITY AND ISSUER

          This Amendment No. 3, amends and supplements the
Schedule 13D, dated January 12, 1995, of Edward N. Epstein, with respect to the Common Stock, $.01 par value (the
"Common Stock"), of Acorn Venture Capital Corporation, a
Delaware corporation (the "Company"). The principal executive offices of the Company are located at 522 Park
Street, Jacksonville, Florida 32204.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) This Amendment No. 3 to Schedule 13D is being filed by Edward N. Epstein (the "Reporting Person").

          (b)  The principal business address of the
Reporting Person is located at 628 West Road, New Canaan,
Connecticut 06840.

          (c)  The Reporting Person is President and Chief
Operating Officer of the Company. The Reporting Person is also a consultant and private investor, having a principal place of business at the address set forth in Item 2(b).

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Reporting Person purchased 50,000 shares of
Common Stock for his own account and 7,500 shares as custodian for his minor child, between June 4 and 19, 1996 for an aggregate purchase price of $142,875.

          The Reporting Person and the following persons reported purchases in their prior individual filing, as a group, and accordingly are reporting the aggregate purchase by the group during the last 60 days, of 133,100 shares of
Common Stock.   Each of the parties identified, except as
disclosed herein, disclaims acting as a group in holding or disposing of such shares and disclaims "beneficial ownership" in the shares of each of such persons (other than himself or herself). In addition, it is Reporting Person's belief that each member of the group is filing a Schedule 13D on an individual basis, in order to terminate the group.

          Members of Group
          ---------------------
          Stephen A. Ollendorff
          Bert Sager
          Herbert Berman
          Ronald J. Manganiello
          Paula Berliner


ITEM 4.   PURPOSE OF TRANSACTION

          The Reporting Person purchased the 57,500 shares of Common Stock for the purpose of investment, as well as to demonstrate his commitment to the long-term viability of the Company and to help deter any change in control that the Board of Directors does not feel is in the best interests of the Company.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of June 25, 1996, the Reporting Person beneficially owned 957,500 shares of Common Stock, representing approximately 16.9% of the shares of Common
Stock outstanding as of that date.

          (b) The Reporting Person has sole voting and investment power of 957,500 shares of Common Stock bene-ficially owned by him (which includes 150,000 shares issuable upon exercise of options exercisable within 60 days).

          The Reporting Person has granted sole voting power of the 957,500 shares of Common Stock owned by him, with respect to the election of directors only, pursuant to an irrevocable proxy granted by the Reporting Person to Mr. Ollendorff; the Reporting Person has sole investment power with respect to such shares. The following is Mr. Ollendorff's address, occupation and citizenship:

          Stephen A. Ollendorff
          100 Park Avenue
          New York, NY 10017
          Chief Executive Officer of the Company
          U.S. citizen

          To the knowledge of the Reporting Person, without investigation, during the last five years, Mr. Ollendorff had neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

          (c)  Exhibit 3 annexed hereto sets forth all
transactions in shares of Common Stock effected by the Reporting Person in the sixty days preceding the date of this Statement and not previously reported, the dates of such transactions, and the per share purchase price. The transactions reported herein, unless otherwise indicated were open market transactions effected in the over-the-counter market.

          (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the 150,000 shares of Common Stock underlying the options when purchased, or the 807,500 shares directly owned by the Reporting Person.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER

          N/A

ITEM 7.   MATERIALS TO BE FILED AS AN EXHIBIT

          Exhibit 3.  Transactions in shares of Common Stock
                      effected in the past 60 days and not
                      previously reported.

                          SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule
13D is true, complete and correct.


Dated:  June 25, 1996

                              Edward N. Epstein
                              ---------------------
                              EDWARD N. EPSTEIN